Exhibit 99.1      2001 Year End Numbers

                                                                    EXHIBIT 99.1


Consolidated Financial Statements of

BELZBERG TECHNOLOGIES INC.

December 31, 2001 and 2000

(in Canadian dollars)

                       [LETTERHEAD OF DELOITTE & TOUCHE]

Auditors' Report


To the Shareholders of
Belzberg Technologies Inc.


We have audited the consolidated balance sheets of Belzberg Technologies Inc. (the "Corporation") as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and of cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.




/s/ Chartered Accountants

Chartered Accountants

Toronto, Ontario
March 1, 2002

BELZBERG TECHNOLOGIES INC.
Consolidated Balance Sheets
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

                                                                                       2001                   2000
                                                                          ------------------     ------------------

ASSETS

CURRENT
     Cash and cash equivalents                                                  $ 6,361,427            $ 5,641,924
     Accounts receivable (Note 3)                                                 4,715,206              3,718,582
     Government assistance receivable                                                     -              1,149,779
     Prepaid expenses and other receivables                                         970,681                316,708
-------------------------------------------------------------------------------------------------------------------
                                                                                 12,047,314             10,826,993

RESTRICTED CASH (Note 4)                                                                  -                 81,000

CAPITAL ASSETS (Note 5)                                                           4,647,962              3,751,182

GOODWILL, net of accumulated amortization
     of $142,838 and $47,711, respectively (Note 6)                                 755,239                800,350
-------------------------------------------------------------------------------------------------------------------
                                                                                $17,450,515            $15,459,525
-------------------------------------------------------------------------------------------------------------------

LIABILITIES

CURRENT
     Accounts payable and accrued liabilities                                   $ 1,961,393            $ 1,370,967
     Consideration payable (Note 6)                                                 362,674                      -
     Deferred revenue                                                               786,870              1,031,144
     Bank loan (Note 8)                                                             633,211                      -
     Current portion of obligations under capital lease (Note 9)                  1,390,296                862,286
-------------------------------------------------------------------------------------------------------------------
                                                                                  5,134,444              3,264,397

DEFERRED REVENUE                                                                      9,224                112,424

OBLIGATIONS UNDER CAPITAL LEASE (Note 9)                                          1,502,138              1,418,091
-------------------------------------------------------------------------------------------------------------------
                                                                                  6,645,806              4,794,912
-------------------------------------------------------------------------------------------------------------------

COMMITMENTS (Note 14)

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 10)                                                          22,813,253             17,957,181

WARRANTS (Note 10(d))                                                             1,782,900              1,782,900

DEFICIT                                                                         (13,791,444)            (9,075,468)
-------------------------------------------------------------------------------------------------------------------
                                                                                 10,804,709             10,664,613
-------------------------------------------------------------------------------------------------------------------
                                                                                $17,450,515            $15,459,525
-------------------------------------------------------------------------------------------------------------------

APPROVED ON BEHALF OF THE BOARD

...................................................................... Director

...................................................................... Director

BELZBERG TECHNOLOGIES INC.
Consolidated Statements of Operations and Deficit
Years ended December 31, 2001, 2000, and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

                                                                                   2001              2000              1999
                                                                        ----------------  ----------------  ----------------

REVENUE                                                                    $ 24,460,071      $ 11,951,029       $ 5,904,099

COST OF REVENUE                                                              10,512,684         4,529,979         2,172,738
----------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                                 13,947,387         7,421,050         3,731,361
----------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
     Sales and marketing                                                      5,071,933         2,721,046         1,874,096
     Research and development
        Expenditures                                                          3,061,699         2,010,663         1,794,081
        Government assistance                                                         -        (1,149,779)                -
     Administration                                                           6,582,597         2,676,014         2,356,019
----------------------------------------------------------------------------------------------------------------------------
                                                                             14,716,229         6,257,944         6,024,196
----------------------------------------------------------------------------------------------------------------------------

OPERATING EARNINGS (LOSS) FROM CONTINUING
     OPERATIONS BEFORE UNDERNOTED ITEMS                                        (768,842)        1,163,106        (2,292,835)

        Amortization                                                          1,799,338           841,279           219,591
        Write-down of leasehold improvements                                    153,195                 -           112,500
        Interest expense                                                        466,048           166,393            25,123
        Stock exchange listing costs                                                  -           525,198                 -
        Interest income                                                        (311,965)         (226,993)                -
----------------------------------------------------------------------------------------------------------------------------

LOSS FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES                                                     (2,875,458)         (142,771)       (2,650,049)

INCOME TAXES (Note 11)                                                           15,685             5,063             9,019
----------------------------------------------------------------------------------------------------------------------------

LOSS FROM CONTINUING OPERATIONS                                              (2,891,143)         (147,834)       (2,659,068)

LOSS FROM DISCONTINUED OPERATIONS (Note 7)                                   (1,193,301)         (198,228)                -
----------------------------------------------------------------------------------------------------------------------------

NET LOSS                                                                     (4,084,444)         (346,062)       (2,659,068)

DEFICIT, BEGINNING OF YEAR                                                   (9,075,468)       (8,729,406)       (6,070,338)

PREMIUM ON REPURCHASE OF COMMON SHARES (Note 10(a))                            (631,532)                -                 -
----------------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                                       $(13,791,444)     $ (9,075,468)     $ (8,729,406)
----------------------------------------------------------------------------------------------------------------------------

LOSS PER SHARE FROM CONTINUING OPERATIONS
     Basic and diluted                                                          $ (0.26)          $ (0.02)          $ (0.38)
----------------------------------------------------------------------------------------------------------------------------

LOSS PER SHARE
     Basic and diluted                                                          $ (0.37)          $ (0.04)          $ (0.38)
----------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF
     OUTSTANDING COMMON SHARES                                               10,998,383         9,635,780         7,015,635
----------------------------------------------------------------------------------------------------------------------------

BELZBERG TECHNOLOGIES INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2001, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

                                                                                     2001             2000             1999
                                                                            --------------   --------------  ---------------

CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
     Loss from continuing operations                                          $(2,891,143)     $  (147,834)     $(2,659,068)
     Items not affecting cash
        Amortization of capital assets                                          1,646,540          793,568          219,591
        Amortization of goodwill                                                  152,798           47,711                -
        Amortization of gain on sale and leaseback of capital assets             (104,684)         (28,370)               -
        Write-down of leasehold improvements                                      153,195                -          112,500
        Services rendered for capital stock consideration (Note 10)                     -          200,000                -
     Changes in non-cash working capital items (Note 12)                        1,055,293       (4,974,393)         898,384
----------------------------------------------------------------------------------------------------------------------------
                                                                                   11,999       (4,109,318)      (1,428,593)
----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Purchase of capital assets                                                (1,466,424)      (1,295,030)        (582,592)
     Proceeds from disposal of capital assets                                           -          767,020                -
     Acquisitions, net of cash acquired (Note 6)                                 (683,440)        (183,050)               -
----------------------------------------------------------------------------------------------------------------------------
                                                                               (2,149,864)        (711,060)        (582,592)
----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
     Note payable                                                                       -                -        1,154,640
     Repayment of note payable                                                          -       (1,154,640)               -
     Repayment of obligations under capital lease                              (1,122,347)        (815,322)        (146,213)
     Proceeds from bank loan                                                      744,442                -                -
     Repayment of bank loan                                                      (111,231)               -                -
     Net proceeds from issuance of common shares                                4,698,991        7,588,241          321,775
     Proceeds from the exercise of stock options                                  205,000        3,210,000          775,757
     Repurchase of common stock                                                  (816,011)               -                -
     Proceeds on issuance of warrants                                                   -        1,782,900                -
----------------------------------------------------------------------------------------------------------------------------
                                                                                3,598,844       10,611,179        2,105,959
----------------------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH FROM CONTINUING OPERATIONS                                 1,460,979        5,790,801           94,774

NET CASH UTILIZED BY DISCONTINUED OPERATIONS                                     (741,476)        (131,833)               -
----------------------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                         719,503        5,658,968           94,774

CASH AND CASH EQUIVALENTS (BANK
     INDEBTEDNESS), BEGINNING OF YEAR                                           5,641,924          (17,044)        (111,818)
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (BANK
     INDEBTEDNESS), END OF YEAR                                               $ 6,361,427      $ 5,641,924      $   (17,044)
----------------------------------------------------------------------------------------------------------------------------

CASH EQUIVALENTS:
     Cash                                                                     $ 4,705,375      $ 1,962,776      $         -
     Short-term investments                                                     1,656,052        3,679,148                -
----------------------------------------------------------------------------------------------------------------------------
                                                                              $ 6,361,427      $ 5,641,924      $         -
----------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION
     Value of share capital issued for acquisitions of subsidiaries           $         -      $   675,000      $         -
     Value of share capital issued for services                               $         -      $   200,000      $         -
     Value of share capital recorded for compensation expense (Note 6)        $   136,560      $    56,940      $         -
     Acquisition of capital assets with debt                                  $ 1,212,681      $ 2,686,533      $         -
     Interest paid                                                            $   466,048      $   166,393      $   104,365
     Income taxes paid                                                        $     7,632      $         -      $     9,019

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

1.     DESCRIPTION OF BUSINESS

       Belzberg Technologies Inc. and its wholly-owned subsidiaries (the "Corporation" or "Belzberg") is a leading provider of trade execution, order management and routing software for the financial industry. The Corporation's customers, who include both broker-dealers and their customers, use Belzberg trading software to buy and sell equities and stock options on a variety of stock exchanges, electronic markets known as ECNs, and NASDAQ market makers. Belzberg products enable traders to execute and manage large volumes of transactions at high speed, with reliability and security.

       The Corporation also operates a floor brokerage that provides the execution of exchange-traded equity and index options on the Chicago Board Options Exchange.

       The Corporation's name was changed from Belzberg Financial Markets & News International Inc. to Belzberg Technologies Inc. in July 2000.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the following significant accounting policies. A reconciliation of the differences between Canadian GAAP and GAAP in the United States of America ("U.S. GAAP") is presented in Note 18.

       Consolidation

       The consolidated financial statements of the Corporation include the accounts of Belzberg Technologies Inc. and its wholly-owned subsidiaries, Belzberg Financial Markets & News Inc., Belzberg Technologies (USA) Inc., eContracts, Inc., Electronic Brokerage Systems, Inc., Belzberg Technologies (Philadelphia) Inc., Belzberg Technologies (UK) Limited and Robert C. Sheehan & Associates, Inc. All intercompany transactions and balances have been eliminated upon consolidation.

       Cash and cash equivalents

       Cash and cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

       Capital assets

       Capital assets are recorded at cost and are amortized over their estimated useful lives at the following rates:

         Furniture and equipment                   -  10 year straight-line
         Computer equipment                        -  3 year straight-line
         Computer equipment under capital lease    -  3 year straight-line
         Leasehold improvements                    -  lesser of straight-line
                                                        over term of lease and
                                                        useful life

       The gain on sale and lease-back of computer equipment is recorded as deferred revenue and is amortized on a straight-line basis over the term of the lease.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Goodwill

       Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for as purchases. Amortization is recorded on a straight-line basis over seven years.

       The Corporation reviews the carrying value of goodwill for potential impairment on an ongoing basis. In order to determine if such a permanent impairment exists, management considers projected future earnings before income taxes, cash flows and market-related values of the acquired businesses. A permanent impairment in the value of goodwill is written off against earnings in the year such impairment occurs.

       In 2001, The Canadian Institute of Chartered Accountants (CICA) approved a new Handbook Section 3062 - Goodwill and Other Intangible Assets. Intangible assets other than goodwill acquired in a business combination or other transaction after June 30, 2001 are to be amortized based on the useful life to an enterprise, unless the life is determined to be indefinite in which case the intangible asset will not be amortized. Goodwill acquired in a business combination after June 30, 2001 should not be amortized. Existing goodwill at June 30, 2001 continued to be amortized until December 31, 2001. Effective January 1, 2002 all goodwill will no longer be required to be amortized but will be subject to an annual impairment test in accordance with the provisions of this Section.

       Revenue recognition and deferred revenue

       The Corporation's revenues are derived primarily from:

       (i) Subscription fees - the provision of the Corporation's routing software and services, on a flat fee per terminal or per month basis, used for equity and option trading ;
       (ii) Transaction fees - the provision of the Corporation's routing software and services, on a per share/option or per trade basis used for equity and option trading;
       (iii) Commission income - fees for the execution of exchange traded equity and index options from the floor brokerage business;
       (iv)  Software  development and  installation  revenue - the  development and installation of software for equity and options trading execution; and
       (v) Other revenue - the distribution of financial information and other services.

       The Company recognizes revenue from subscription fees and from transaction fees in accordance with American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition as amended. Revenue is recognized from subscription fees and transaction fees on a monthly basis as the services are provided once a contract has been signed, the software has been delivered and accepted, and collectibility is assured.

       Commission income from the floor brokerage operation is recognized once the trades have been executed and collectibility is assured.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Revenue recognition and deferred revenue (continued)

       Revenue derived from the development and installation of software for equity and options trading execution is recognized on a percentage of completion basis.

       Revenue from the distribution of financial information and other services is recognized on a monthly basis as the services are provided once a contract has been signed and collectibility is assured.

       Deferred revenue represents billings in advance of the provision of services.

       Research and development and government assistance

       The Corporation expenses research and development costs as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. Government assistance for research and development is recognized when earned and when the amount and timing of realization is reasonably determinable.

       At December 31, 2000, the Government of Canada completed their assessment of the Corporation's claims for assistance comprised of scientific research and experimental development tax credits and agreed to refund $1,149,779 related to the taxation years 1996 to 1999. Accordingly, this recoverable amount was recorded in fiscal 2000 and received in fiscal 2001.

       Since the Corporation is now a public company as defined in the Income Tax Act of Canada, future tax credits will reduce income taxes otherwise payable rather than result in refunds.

       Foreign currency translation

       The Corporation's foreign operating subsidiaries are considered to be integrated operations and are translated into Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for revenues and expenses, except amortization which is translated at the rates of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in income.

       Current monetary assets and liabilities of the Corporation that are denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Any resulting foreign currency translation gains or losses are included in the consolidated statements of earnings in the current period.

       Income taxes

       The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Income taxes (continued)

       Valuation allowances are established when necessary to reduce future income tax assets to the amounts expected to be realized. Income tax expense consists of the income taxes payable for the period and the change during the period in future income tax assets and liabilities.

       Stock-based compensation

       The Corporation has a stock-based compensation plan, as described in Note
       10. No compensation expense is recognized when stock options are issued. Any consideration paid by employees on the exercise of stock options is credited to share capital.

       Fair value, as represented by the most recent stock price at which shares are exchanged in the market place, is used as the basis for recording stock issued as compensation.

       Warrants are valued at fair value on the date of issuance using the Black-Scholes pricing model.

       The CICA also recently issued new Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date.

       Earnings per share

       Effective January 1, 2001 the Corporation adopted the CICA standard for calculating earnings per share. This standard adopts the treasury stock method of calculating the dilutive effect of options on earnings per share instead of the imputed earnings approach. The Corporation has adopted this method on a retroactive basis. There was no effect on previous periods reported.

       Accounting estimates

       The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

3.     ACCOUNTS RECEIVABLE

       Accounts receivable are net of an allowance for doubtful accounts of $260,679 at December 31, 2001 (2000 - $52,708).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

4.     RESTRICTED CASH

       The Corporation was required to maintain a term deposit of $81,000 with its bank in order to secure any balance which may have been outstanding from time to time on credit cards issued to employees. The security interest was released and discharged by the bank effective August 8, 2001.

5.     CAPITAL ASSETS


                                                                                   2001
                                                      ---------------------------------------------------------------
                                                                               Accumulated             Net Book
                                                            Cost               Amortization              Value
                                                      ------------------  -----------------------  ------------------

Furniture and equipment                                     $   534,739           $   123,562            $   411,177
Computer equipment                                            1,203,129               732,762                470,367
Computer equipment under capital lease                        4,280,810             1,715,211              2,565,599
Leasehold improvements                                        1,255,505                54,686              1,200,819
---------------------------------------------------------------------------------------------------------------------
                                                            $ 7,274,183           $ 2,626,221            $ 4,647,962
---------------------------------------------------------------------------------------------------------------------

                                                                                   2000
                                                      ---------------------------------------------------------------
                                                                               Accumulated             Net Book
                                                            Cost               Amortization              Value
                                                      ------------------  -----------------------  ------------------

Furniture and equipment                                     $   343,894           $    77,671            $   266,223
Computer equipment                                              968,520               393,056                575,464
Computer equipment under capital lease                        3,160,393               510,935              2,649,458
Leasehold improvements                                          294,493                34,456                260,037
---------------------------------------------------------------------------------------------------------------------
                                                            $ 4,767,300           $ 1,016,118            $ 3,751,182
---------------------------------------------------------------------------------------------------------------------


       In 2000, the Corporation sold and leased-back certain computer equipment. The gain on sale of approximately $259,000 was recorded as deferred revenue and is amortized on a straight-line basis over the thirty-month period of the lease. The Corporation recognized $104,684 of the gain in 2001 (2000 - $28,370).

       Amortization of computer equipment under capital lease amounted to $1,204,276 for the year ended December 31, 2001 (2000 - $428,536; 1999 -
       $59,356).

6.     ACQUISITIONS

       2001 Acquisition

       On April 1, 2001 the Corporation acquired all of the outstanding common shares of Robert C. Sheehan & Associates, Inc. for consideration of $1,687,631 cash. As of December 31, 2001, $362,674 of the cash consideration remained payable to the vendor, which was subsequently paid in January 2002. In addition, 153,000 options were granted to certain employees at the fair market value on the date of grant. These options are included in Note 10(e).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

6.     ACQUISITIONS (continued)

       The acquisition was recorded as follows:


Accounts receivable                                                                                $   786,300
Cash                                                                                                   670,063
Office furniture and equipment                                                                          18,558
Other assets                                                                                            11,585
Accounts payable and accrued liabilities                                                              (188,302)
Goodwill                                                                                               417,973
---------------------------------------------------------------------------------------------------------------
Cost of acquisition                                                                                $ 1,716,177
---------------------------------------------------------------------------------------------------------------

Consideration paid
     Cash                                                                                          $ 1,324,957
     Due to vendor                                                                                     362,674
     Acquisition costs                                                                                  28,546
---------------------------------------------------------------------------------------------------------------
                                                                                                   $ 1,716,177
---------------------------------------------------------------------------------------------------------------

       2000 Acquisitions

       On July 7, 2000, the Corporation acquired all of the outstanding common shares of eContracts, Inc. ("eContracts") for consideration of $150,000 cash plus the issuance of up to 46,500 common shares at $9 per share. Of the share consideration, 25,000 shares were issued to December 31, 2000, and the issuance of the remaining shares were contingent upon the vendor remaining employed by the Corporation as follows:


                                                                                            Common Shares
                                                                                        -----------------------

December 31, 2001                                                                                  12,500
July 31, 2002                                                                                       9,000
---------------------------------------------------------------------------------------------------------------
Total                                                                                              21,500
---------------------------------------------------------------------------------------------------------------

       The Corporation was recording the compensation expense relating to these shares over the period of the employment agreement. On September 30, 2001 the Corporation ceased the operations of eContracts and issued the 21,500 shares to the vendor resulting in compensation expense of $136,560 being recorded in the current fiscal year (December 31, 2000 - $56,940). This compensation expense is included in the loss from discontinued operations (Note 7) and in share capital (Note 10).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

6.     ACQUISITIONS (continued)

       The acquisition was recorded as follows:


Office furniture and equipment                                                                     $   9,989
Goodwill                                                                                             367,957
-------------------------------------------------------------------------------------------------------------
Cost of acquisition                                                                                $ 377,946
-------------------------------------------------------------------------------------------------------------

Consideration paid
     Cash                                                                                          $ 150,000
     25,000 common shares                                                                            225,000
     Acquisition costs                                                                                 2,946
-------------------------------------------------------------------------------------------------------------
                                                                                                   $ 377,946
-------------------------------------------------------------------------------------------------------------


       On July 17, 2000, the Corporation acquired the remaining 25% minority interest in Electronic Brokerage Systems, Inc. from an individual, who holds options in Belzberg Technologies Inc., in return for the issuance of 50,000 common shares having a market value of $9 per share. The exchange amount represents the value agreed to by the Corporation and the shareholder. Allocation of the purchase price based on the fair values of the net assets acquired resulted in the recording of goodwill of $480,104 including acquisition costs of $30,104.

7.     DISCONTINUED OPERATIONS

       On September 30, 2001 the Corporation ceased operations of its wholly-owned subsidiary, eContracts, Inc., a developer and supplier of on-line procurement and supply chain integration solutions. Accordingly, the Corporation's consolidated financial statements for all periods presented have been reclassified to reflect eContracts as a discontinued business segment in accordance with CICA Section 3475.

       Summarized financial information for the discontinued operation is as follows:


                                                                      Years ended December 31,
                                                         ----------------------------------------------------
                                                                    2001              2000              1999
                                                         ----------------  ----------------  ----------------
Revenues                                                   $   30,668          $     --          $    --
-------------------------------------------------------------------------------------------------------------

Loss before the following                                     746,451             141,288             --
Stock compensation expense (Note 6)                           136,560              56,940
Impairment charge for goodwill                                310,290                --               --
-------------------------------------------------------------------------------------------------------------
Net loss from discontinued operations                      $1,193,301          $  198,228        $    --
-------------------------------------------------------------------------------------------------------------

Assets and liabilities
     Current assets                                        $   26,450          $   28,555        $    --
     Capital assets                                        $     --            $    8,589        $    --
     Goodwill, net of accumulated
        amortization of $18,247                            $     --            $  349,710        $    --
     Current liabilities                                   $   14,418          $    8,459        $    --
-------------------------------------------------------------------------------------------------------------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

8.     BANK LOAN

       The Corporation has a demand operating facility of $1 million Canadian that may be used to finance corporate requirements and an additional $625,000 U.S. that may be used to finance leasehold improvements. In 2001 the Corporation used $744,442 of the Canadian facility, repayable in blended monthly payments of principal and interest of approximately $31,000. The loan bears interest at the bank's prime rate plus 1.125%. The loan is secured by a general security agreement on the Corporation's assets. The agreement requires that the Corporation maintain a minimum tangible net worth of $10 million.

9.     OBLIGATIONS UNDER CAPITAL LEASE

       The Corporation is committed to the following minimum payments under capital lease obligations:

                                                                  2001                            2000
                                                    -------------------               ----------------

2001                                                        $        -                     $ 1,210,542
2002                                                         1,710,448                       1,065,510
2003                                                         1,215,244                         577,479
2004                                                           391,588                               -
-------------------------------------------------------------------------------------------------------
                                                             3,317,280                       2,853,531

Less interest portion at average annual
     rates of approximately 11%                                424,846                         573,154
-------------------------------------------------------------------------------------------------------
                                                             2,892,434                       2,280,377

Less current portion                                         1,390,296                         862,286
-------------------------------------------------------------------------------------------------------
                                                            $1,502,138                     $ 1,418,091
-------------------------------------------------------------------------------------------------------

       Interest expense on capital lease obligations amounted to $451,573 for the year ended December 31, 2001 (2000 - $166,393; 1999 - $25,123).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

10.    CAPITAL STOCK AND STOCK OPTIONS

       All references to common shares reflect a five for one split which occurred in July 2000. The following summarizes authorized and issued capital stock:


Authorized
     Unlimited number of common shares

Issued

                                                                                        Common Shares
                                                                       ------------------------------------------------
                                                                               Number                      Amount
                                                                       -----------------------     --------------------

Balance, January 1, 2000                                                     7,703,590                   $ 6,227,000
Issue of common shares for cash                                              2,013,800                     7,974,241
Share issuance costs                                                                 -                      (386,000)
Issue of common shares in connection with
     acquisition of eContracts, Inc. (Note 6)                                   25,000                       225,000
Compensation expense (Note 6)                                                        -                        56,940
Issue of common shares in connection with acquisition
     of Electronic Brokerage Systems, Inc. (Note 6)                             50,000                       450,000
Exercise of options for cash                                                   899,000                     3,210,000
Issue of common shares for services rendered                                    40,000                       200,000
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                                  10,731,390                    17,957,181
Issue of common shares for cash                                                333,334                     5,000,000
Share issuance costs                                                                 -                      (301,009)
Exercise of options for cash                                                    66,600                       205,000
Compensation expense (Note 6)                                                   21,500                       136,560
Repurchase of common shares for cancellation                                   (91,900)                     (184,479)
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                                  11,060,924                  $ 22,813,253
-----------------------------------------------------------------------------------------------------------------------

(a) On January 26, 2001, the Corporation received a private placement of $5 million for the issuance of 333,334 common shares from treasury and issued 30,000 options at the fair market value on the date of grant. During the year ended December 31, 2001, the Corporation, pursuant to a Normal Course Issuer Bid, repurchased and cancelled 91,900 common shares for a total cash consideration of $816,011. The excess of the purchase cost of these shares over their historical carrying value ($631,532) was charged to the deficit.

(b) In February 2002, The Toronto Stock Exchange approved a Normal Course Issuer Bid for the Corporation to repurchase up to 553,000 of its common shares over the ensuing year.

(c) The Corporation has a stock option plan under which the board of directors may grant to employees, officers, directors and consultants stock options to purchase from treasury up to 6,000,000 common shares of the Corporation of which 5,993,750 at December 31, 2001 (2000 - 4,788,500) have been granted net of cancellations.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

10.    CAPITAL STOCK AND STOCK OPTIONS (continued)

       (d) There was a total of 1,800,000 share purchase warrants issued in 2000 for proceeds of $1,782,900 in relation to the private placements as follows:


                                     Price of
                                   Common Share
    Number of                    to be Purchased
    Warrants                        Per Warrant                                 Expiry Date
-----------------              ---------------------                        ---------------------

      650,000                          $4.00                                February 10, 2005
      600,000                          10.00                                February 14, 2003
      500,000                           5.00                                February 14, 2005
       50,000                           7.76                                March 31, 2002
------------------------------------------------------------------------------------------------------
    1,800,000                          $6.38 (weighted average)
------------------------------------------------------------------------------------------------------

       (e) Summarized information relative to the Corporation's stock option plan is as follows:

                                                     Weighted                                Weighted
                                                     Average                                  Average
                                  2001            Exercise Price           2000           Exercise Price
                             ----------------   -------------------   ----------------  --------------------
Options outstanding,
     beginning of year           3,889,500            $ 6.83              3,397,500           $ 4.38
Options granted                  1,582,050              6.05              1,391,000            10.58
Options exercised                  (66,600)             3.08               (899,000)            3.57
Options cancelled                 (376,800)             9.98                      -                -
------------------------------------------------------------------------------------------------------------
Options outstanding,
     end of year                 5,028,150            $ 6.44              3,889,500           $ 6.83
------------------------------------------------------------------------------------------------------------

Options exercisable,
     end of year                 3,597,067            $ 6.17              3,130,500           $ 6.11
------------------------------------------------------------------------------------------------------------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


10.    CAPITAL STOCK AND STOCK OPTIONS (continued)

       (f) The following table summarizes information about stock options outstanding at December 31, 2001:

                                  Outstanding                                          Exercisable
---------------------------------------------------------------------------  --------------------------------
                                             Weighted          Weighted                         Weighted
     Range of                                Average           Average                           Average
     Exercise           Number              Remaining          Exercise          Number         Exercise
      Prices         Outstanding             Life (*)           Price          Exercisable        Price
-------------------- ------------------  ----------------  ----------------  -------------  -----------------

   $3.00 - $5.00         3,338,650            5.29            $ 4.64           2,504,400         $4.71
   $5.50 - $9.00         1,127,500            4.00              7.83             762,000          7.86
  $10.00 - $18.00          562,000            4.31             14.32             330,667         13.38
------------------------------------------------------------------------------------------  -----------------
                         5,028,150            4.89            $ 6.44           3,597,067         $6.17
------------------------------------------------------------------------------------------- -----------------

(*) Weighted average contractual remaining life in years.

11.    INCOME TAXES

       The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to income before taxes for the following reasons:

                                                             2001            2000            1999
                                                      ------------     -----------   -------------
Loss before income taxes                               (4,068,759)     $ (340,999)   $ (2,650,049)
--------------------------------------------------------------------------------------------------

Combined basic federal and provincial rates                41.75%          43.90%          44.62%
--------------------------------------------------------------------------------------------------

Benefit based on statutory income tax rate             (1,698,707)       (149,700)     (1,182,450)
Decrease in tax benefit resulting from:
     Losses and temporary differences incurred in
        the year not tax affected                       1,668,900         124,900       1,182,450
     Permanent differences                                 29,807          24,800               -
     U.S. corporate and minimum tax                        15,685           5,063           9,019
--------------------------------------------------------------------------------------------------
                                                      $    15,685      $    5,063    $      9,019
--------------------------------------------------------------------------------------------------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


11.    INCOME TAXES (continued)

       The Corporation has accumulated income tax losses of approximately $12,059,000 as at December 31, 2001 that may be used to reduce future taxable income. The benefit of these losses has not been reflected in these financial statements. The loss carryforwards expire as follows:

                                  Canada       United States         Total
                              -------------   --------------   ----------------

         2004                  $    91,000     $          -     $       91,000
         2006                    1,935,000                -          1,935,000
         2007                      667,000                -            667,000
         2008                      872,000                             872,000
         2011                            -          287,000            287,000
         2012                            -        2,147,000          2,147,000
         2018                            -          242,000            242,000
         2019                            -          519,000            519,000
         2020                            -        2,405,000          2,405,000
         2021                                     2,894,000          2,894,000
         ----------------------------------------------------------------------
                               $ 3,565,000     $  8,494,000      $  12,059,000
         ----------------------------------------------------------------------

       The Corporation adopted January 1, 2000 the asset and liability method to recognize future tax assets and liabilities. The tax effect of loss carryforwards and significant temporary differences representing future tax assets at December 31, 2001 and 2000 are as follows:

                                                                         2001                       2000
                                                                  ------------              --------------
       Tax benefit of losses carryforward                         $ 4,471,740                $ 3,189,600
       Capital assets                                                 187,165                     94,900
       Share issue costs                                              237,203                    268,000
       Other                                                          213,865                          -
       ----------------------------------------------------------------------------------------------------
       Total future tax asset                                       5,109,973                  3,552,500

       Valuation allowance                                          5,109,973                  3,552,500
       ----------------------------------------------------------------------------------------------------
       Future tax asset or liability                              $         -                $         -
       ----------------------------------------------------------------------------------------------------

              The Corporation has determined that realization of the future income tax asset does not meet the "more likely than not" criteria for recognition and therefore a valuation allowance has been recorded against this future income tax asset.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


12.    CHANGES IN NON-CASH WORKING CAPITAL ITEMS

       The changes in non-cash working capital items consist of the following:

                                                                 2001             2000            1999
                                                        --------------  ---------------   -------------
       Accounts receivable                                 $ (208,195)    $ (2,309,497)     $ (250,386)
       Government assistance receivable                     1,149,779       (1,023,706)              -
       Prepaid and other receivables                         (642,388)        (208,810)         79,076
       Accounts payable and accrued liabilities               917,887       (1,293,244)        713,230
       Deferred revenue                                      (242,790)        (139,136)        356,464
       Restricted cash (Note 4)                                81,000                -               -
       ------------------------------------------------------------------------------------------------
                                                          $ 1,055,293     $ (4,974,393)      $ 898,384
       ------------------------------------------------------------------------------------------------

13.    RELATED PARTY TRANSACTIONS

       During 1999, the Corporation paid rent to a company controlled by certain directors and officers of the Corporation in the amount of $165,996. No rent was paid to these companies in the years ended December 31, 2001 and December 31, 2000.

       Prepaid expenses and other receivables include loans to officers of $496,636 (2000 - $18,033) and loans to employees of $42,492 (2000 -
       $3,235) for the purchase of shares in the Corporation. Subsequent to the year-end $508,104 has been repaid and the remaining loans are due July 2002.

14.    COMMITMENTS

       The Corporation's commitments, primarily for occupancy costs, require future minimum payments as summarized below at December 31, 2001:


             2002                        $ 1,207,274
             2003                          1,132,234
             2004                          1,071,326
             2005                          1,104,510
             2006                          1,106,820
             Thereafter                    2,327,624
             ----------------------------------------
                                         $ 7,949,788

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


15.    SEGMENTED INFORMATION

       The Corporation operates and manages its business in one industry - the financial services sector. The Corporation has two reportable segments being the Core business and the Brokerage business. In the Core business the Corporation creates and provides to institutional customers trade execution software and a network for connecting to various exchanges and other markets in North America. The Brokerage business involves the execution of exchange-traded equity and index options on the Chicago Board Options Exchange.

       The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note 2). The Corporation evaluates performance of the Core business and the Brokerage business based on several factors, of which the primary financial measures are revenue and operating earnings (loss) from continuing operations. The Corporation defines operating earnings (loss) as earnings
       (loss) from continuing operations before amortization, interest expense, interest income, income taxes and other non-recurring items.

       Industry segments


                                                              Year ended December 31, 2001
                                                         Core            Brokerage            Total
                                                  ---------------    --------------    ----------------
        External revenues
             Subscription fees                       $ 10,595,561       $         -        $ 10,595,561
             Transaction fees                           8,900,156                 -           8,900,156
             Commissions                                        -         3,593,898           3,593,898
             Software development
                and installation                          771,996                 -             771,996
             Other                                        519,147            79,313             598,460
        -----------------------------------------------------------------------------------------------
        Total external revenues                      $ 20,786,860       $ 3,673,211        $ 24,460,071
        -----------------------------------------------------------------------------------------------

        Operating earnings (loss)
             from continuing operations              $   (933,546)      $   164,704        $   (768,842)
        Amortization                                                                          1,799,338
        Write-down of leasehold improvements                                                    153,195
        Interest expense                                                                        466,048
        Interest income                                                           -            (311,965)
        -----------------------------------------------------------------------------------------------
        Loss from continuing operations
             before income taxes                                                          $  (2,875,458)
        -----------------------------------------------------------------------------------------------

        Total assets                                 $ 14,628,382       $ 2,822,133       $  17,450,515
        Capital asset expenditures                      2,670,243             8,862           2,679,105
        Goodwill additions                                      -           417,973             417,973
        -----------------------------------------------------------------------------------------------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


15.    SEGMENTED INFORMATION (continued)

       For the years ended December 31, 2000 and 1999 the Brokerage business was not in existence and thus only information relating to the Core business is presented in the following table:

                                                                        2000               1999
                                                                        Core               Core
                                                              ----------------   ----------------
       External revenues
            Subscription fees                                    $  6,080,239        $ 4,526,458
            Transaction fees                                        3,276,096            643,227
            Software development
               and installation                                     2,059,348            667,150
            Other                                                     535,346             67,264
       -----------------------------------------------------------------------------------------
       Total external revenues                                   $ 11,951,029        $ 5,904,099
       -----------------------------------------------------------------------------------------

       Operating earnings (loss)
            from continuing operations                           $  1,163,106        $(2,292,835)
       Amortization                                                   841,279            219,591
       Write-down of leasehold improvements                                 -            112,500
       Interest expense                                               166,393             25,123
       Stock exchange listing costs                                   525,198                  -
       Interest income                                               (226,993)                 -
       -----------------------------------------------------------------------------------------
       Loss from continuing operations
            before income taxes                                  $   (142,771)       $(2,650,049)
       -----------------------------------------------------------------------------------------

       Total assets                                              $ 15,459,525        $ 2,869,254
       Capital asset expenditures                                   3,981,563            582,592
       Goodwill additions                                             480,104                  -
       -----------------------------------------------------------------------------------------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

15.    SEGMENTED INFORMATION (continued)

       (b)   Geographic segments

             The Corporation's external revenues by geographic region are based on the region in which the revenue is transacted. The total assets and capital assets are based on the geographic area in which the Corporation operates:

                                                                         2001
                                            ---------------------------------------------------------------
                                                   Canada            United States            Total
                                            --------------------  -------------------- --------------------
       External revenues
            Subscription fees                       $ 6,511,498           $ 4,084,063          $10,595,561
            Transaction fees                          1,336,558             7,563,598            8,900,156
            Commissions                                       -             3,593,898            3,593,898
            Software development and
               installation                             446,895               325,101              771,996
            Other                                       489,850               108,610              598,460
       ----------------------------------------------------------------------------------------------------
       Total external revenues                      $ 8,784,801           $15,675,270          $24,460,071
       ----------------------------------------------------------------------------------------------------

       Total assets                                 $ 8,512,615           $ 8,937,900          $17,450,515
       ----------------------------------------------------------------------------------------------------

       Capital assets                               $ 3,745,797           $   902,165          $ 4,647,962
       ----------------------------------------------------------------------------------------------------

                                                   2000
                                            ---------------------------------------------------------------
                                                   Canada            United States            Total
                                            --------------------  -------------------- --------------------
       External revenues
            Subscription fees                       $ 3,213,497           $ 2,866,742          $ 6,080,239
            Transaction fees                            558,018             2,718,078            3,276,096
            Software development and
               installation                           1,782,546               276,802            2,059,348
            Other                                       523,371                11,975              535,346
       ----------------------------------------------------------------------------------------------------
       Total external revenues                      $ 6,077,432           $ 5,873,597          $11,951,029
       ----------------------------------------------------------------------------------------------------

       Total assets                                 $11,831,898           $ 3,627,627          $15,459,525
       ----------------------------------------------------------------------------------------------------

       Capital assets                               $ 3,112,179           $   639,003          $ 3,751,182
       ----------------------------------------------------------------------------------------------------
                                                   1999
                                            ---------------------------------------------------------------
                                                   Canada            United States            Total
                                            --------------------  -------------------- --------------------
       External revenues
            Subscription fees                       $ 2,012,436           $ 2,514,022          $ 4,526,458
            Transaction fees                            202,527               440,700              643,227
            Software development and
               installation                             415,400               251,750              667,150
            Other                                        50,011                17,253               67,264
       ----------------------------------------------------------------------------------------------------
       Total external revenues                      $ 2,680,374           $ 3,223,725          $ 5,904,099
       ----------------------------------------------------------------------------------------------------

       Total assets                                 $ 2,067,073           $   802,181          $ 2,869,254
       ----------------------------------------------------------------------------------------------------

       Capital assets                               $   958,500           $   186,698          $ 1,145,198
       ----------------------------------------------------------------------------------------------------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------
16.    FINANCIAL INSTRUMENTS

       Fair value of financial instruments

       Accounts receivable, government assistance receivable, accounts payable and accrued liabilities and bank loan are all short-term in nature and, as such, their carrying values approximate fair value. Other financial instruments are recorded at amounts which approximate fair value.

       Foreign currency risk

       The Corporation operates internationally and as such is exposed to fluctuations in foreign exchange rates. The Corporation does not currently use financial instruments to limit its exposure to fluctuations in foreign exchange rates.

       Interest rate risk

       The Corporation is subject to interest rate risk on its short-term investments. Fluctuations in interest rates impact the market value of the short-term investments. Any increase or decrease in the market value affects short-term investments to the extent they are converted to cash prior to maturity.

       The Corporation is subject to interest rate price risk on the bank loan. The Corporation does not use derivative instruments to reduce its exposure to interest rate risk.

       Credit risk

       The Corporation is subject to risk of non-payment of accounts receivable. The Corporation mitigates this risk by monitoring the credit worthiness of its clientele monthly as subscription and transaction fees are generated. At December 31, 2001, amounts due from five customers accounted for 47.0% of total accounts receivable (December 31, 2000 - two customers for 26.8%). For the year ended December 31, 2001, one customer accounted for approximately 10% of total revenues (December 31, 2000 - one customer for approximately 16%).

17.    COMPARATIVE FIGURES

       Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


18.    UNITED STATES ACCOUNTING PRINCIPLES

       These financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects applicable to the Corporation with those in the United States during the periods presented except with respect to the following:

       (a) On June 29 2001, the Financial Accounting Standard Board ("FASB") approved for issuance Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the pooling-of-interests will be prohibited. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon the adoption of this Statement which, for the Corporation will be January 1, 2002; however, for any acquisitions completed after June 30, 2001, goodwill and intangible assets with an indefinite life will not be amortized.

             The FASB approved for issuance SFAS 143 "Accounting for Asset Retirement Obligations" and SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". The Corporation has determined that the adoption of these standards will not have an impact on the Corporation.

       (b) Under Canadian GAAP, there is no requirement to record compensation expense on the issue of stock options to employees or directors.

             Under U.S. GAAP, SFAS No. 123, "Accounting for Stock-based Compensation", establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As permitted by the Statement, the Corporation has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements with employees, as provided for in APB Opinion No. 25. During the year ended December 31, 2001 and 2000, certain compensatory stock options were issued to consultants. The estimated fair market value of the options is recorded as deferred stock compensation expense (recovery) and is amortized into earnings over the life of the options.

             For purposes of reconciliation to U.S. GAAP, the estimated fair market value of $2,207,908 (2000 - $5,398,607) would be recorded as additional paid-in capital and deferred stock compensation and the related amortization of the deferred stock compensation expense of $1,861,237, for the year ended December 31, 2001 (2000 - $460,841)
             would be recorded as a recovery (expense) in the statement of operations. The fair market value of the options issued in connection with the private placement were recorded as a reduction of capital stock with a corresponding increase in additional paid in capital. The fair value of the options was estimated as at the date of the option grants using the Black-Scholes option pricing model with the following weighted average assumptions for the measurement dates: risk-free interest rates of 2.5% to 4.9% (2000 - 5.94%), expected life of the options of 1.89 to 5 years (2000 - 5 years); expected volatility of 34% (2000 - 35%) and a dividend yield of zero (2000 - zero).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

18.    UNITED STATES ACCOUNTING PRINCIPLES (continued)

       (c) Under U.S. GAAP, government research and development assistance would be recorded as a reduction of the income tax provision. Canadian GAAP requires the assistance to be recorded as a reduction of research and development expense.

             In 2000, the Corporation recorded government research and development assistance of $1,149,779. There was no research and development assistance recorded during the years ended December 31, 2001 and 1999.

       (d) The Corporation has presented the costs incurred in the stock exchange listing, amortization, interest expense, interest income and the write-down of leasehold improvements as other items in the income statement. Under U.S. GAAP, these costs would be included in administrative expenses within operating expenses.

       (e) The following table reconciles the net loss for the year ended December 31, 2001 and 2000 with that which would have been reported had the financial statements been presented in accordance with U.S. GAAP. There were no material adjustments to report for the year ended December 31, 1999.

                                                                            2001                2000
                                                                  ---------------       -------------

           Net loss in conformity with Canadian GAAP                $ (4,084,444)         $ (346,062)
           Stock compensation expense, included in
                administrative expenses (Note 18(b))                   1,861,237             460,841
           ------------------------------------------------------------------------------------------
           Net loss in conformity with U.S. GAAP                    $ (5,945,681)         $ (806,903)
           ------------------------------------------------------------------------------------------

           Loss per share from continuing operations
                Basic and diluted  - U.S. GAAP                      $      (0.43)         $    (0.06)
           ------------------------------------------------------------------------------------------

           Loss per share
                Basic and diluted  - U.S. GAAP                      $      (0.54)         $    (0.08)
           ------------------------------------------------------------------------------------------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------
18.    UNITED STATES ACCOUNTING PRINCIPLES (continued)

       (e)   (continued)

             Had the financial statements been prepared in accordance with U.S. GAAP, the amounts on the balance sheet as at December 31, 2001 and 2000 which differ from those reported under Canadian GAAP would be as follows:

              December 31, 2001                       Canadian GAAP           Adjustment         U.S. GAAP
       --------------------------------------     --------------------   -----------------  ------------------
        Shareholders' equity

           Capital stock                              $ 22,813,253            $(188,891)        $ 22,624,362
            Warrants                                      1,782,900                    -            1,782,900
            Deferred stock compensation                           -           (1,855,575)          (1,855,575)
            Additional paid in capital                            -            4,366,544            4,366,544
            Deficit                                     (13,791,444)          (2,322,078)         (16,113,522)
        -----------------------------------------------------------------------------------------------------
                                                      $  10,804,709           $        -        $  10,804,709
        -----------------------------------------------------------------------------------------------------

       December 31, 2000                             Canadian GAAP           Adjustment          U.S. GAAP
       --------------------------------------     --------------------   -----------------  ------------------
       Shareholders' equity

            Capital stock                              $ 17,957,181           $        -        $  17,957,181
            Warrants                                      1,782,900                    -            1,782,900
            Deferred stock compensation                           -           (4,937,766)          (4,937,766)
            Additional paid in capital                            -            5,398,607            5,398,607
            Deficit                                      (9,075,468)            (460,841)          (9,536,309)
        -----------------------------------------------------------------------------------------------------
                                                       $ 10,664,613           $        -        $  10,664,613
        -----------------------------------------------------------------------------------------------------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------
18.    UNITED STATES ACCOUNTING PRINCIPLES (continued)

       (f) Under U.S. GAAP the statement of cash flows for the year ended December 31, 2001 and 2000 would report the same amount for cash used in operating activities as reported under Canadian GAAP as follows:

                                                                                2001                          2000
                                                                     -----------------              ---------------
            Operating activities
                 Net loss                                                $ (5,945,681)                 $   (806,903)
                 Loss from discontinued operations                          1,193,301                       198,228
                 Items not affecting cash
                    Amortization of capital assets                          1,646,540                       793,568
                    Amortization of goodwill                                  152,798                        47,711
                    Amortization of gain on disposal of
                       capital assets                                        (104,684)                      (28,370)
                    Services rendered for capital stock
                       consideration                                                -                       200,000
                    Write-down of leasehold improvements                      153,195                             -
                    Amortization of stock based compensation                1,861,237                       460,841
                 Change in non-cash working capital items                   1,055,293                    (4,974,393)
           ---------------------------------------------------------------------------------------------------------
                                                                         $     11,999                  $ (4,109,318)
           ---------------------------------------------------------------------------------------------------------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

18.    UNITED STATES ACCOUNTING PRINCIPLES (continued)

       (g) Under U.S. GAAP, Consolidated Statements of Shareholders' Equity are also presented as follows:

                                 Number of                                       Additional
                                   Common      Number of                          Paid-in
                                   Shares       Warrants        Amount            Capital
                               --------------- ----------    ------------    ---------------

Balance, December 31, 1999       7,703,590              -     $ 6,227,000            $ -
    Issuance of common shares
      For cash                   2,912,800              -      10,798,241              -
      For acquisition of
        subsidiaries                75,000              -         675,000              -
      As compensation
        expense                     40,000              -         200,000              -
      As compensation
        expense (Note 6)                 -              -          56,940              -
    Issuance of warrants
      For cash                           -      1,800,000       1,782,900              -
    Issuance of compensatory
       options                           -              -               -      5,398,607
    Amortization of deferred
      stock compensation                 -              -               -              -
    Net loss                             -              -               -              -
---------------------------------------------------------------------------------------------
Balance, December 31, 2000      10,731,390      1,800,000      19,740,081      5,398,607

    Issuance of common shares
      For cash                     399,934              -       4,715,100        188,891
      As compensation
        expense (Note 6)            21,500              -         136,560              -
      Repurchase of
        common shares              (91,900)             -        (184,479)             -
      Premium on repurchase
        of common shares                 -              -               -              -
    Issuance of compensatory
       options                           -              -               -      2,207,908
    Amortization (recovery) of
      deferred stock
      compensation                       -              -               -     (3,428,862)
    Net loss                             -              -               -              -
---------------------------------------------------------------------------------------------
Balance, December 31, 2001      11,060,924      1,800,000    $ 24,407,262    $ 4,366,544
---------------------------------------------------------------------------------------------


                                    Deferred
                                     Stock
                                  Compensation         Deficit           Total
                                ---------------    --------------    ---------------

Balance, December 31, 1999              $ -        $ (8,729,406)       $ (2,502,406)
    Issuance of common shares
      For cash                            -                   -          10,798,241
      For acquisition of
        subsidiaries                      -                   -             675,000
      As compensation
        expense                           -                   -             200,000
      As compensation
        expense (Note 6)                  -                   -              56,940
    Issuance of warrants
      For cash                            -                   -           1,782,900
    Issuance of compensatory
       options                   (5,398,607)                  -                   -
    Amortization of deferred
      stock compensation            460,841                   -             460,841
    Net loss                              -            (806,903)           (806,903)
------------------------------------------------------------------------------------
Balance, December 31, 2000       (4,937,766)         (9,536,309)         10,664,613

    Issuance of common shares
      For cash                            -                   -           4,903,991
      As compensation
        expense (Note 6)                  -                   -             136,560
      Repurchase of
        common shares                     -                   -            (184,479)
      Premium on repurchase
        of common shares                  -            (631,532)           (631,532)
    Issuance of compensatory
       options                   (2,207,908)                  -                   -
    Amortization (recovery) of
      deferred stock
      compensation                5,290,099                   -           1,861,237
    Net loss                              -          (5,945,681)         (5,945,681)
------------------------------------------------------------------------------------
Balance, December 31, 2001     $ (1,855,575)      $ (16,113,522)       $ 10,804,709
------------------------------------------------------------------------------------

19.        SUBSEQUENT EVENT

       On March 1, 2002, the Corporation ended its relationship with its new president and closed its Philadelphia office. Lease termination and employee severance costs are estimated to be $900,000.





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